Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Six Months Ended
	December 31, 2011	December 29, 2012	December 28, 2013	January 3, 2015	January 2, 2016	July 2, 2016
		(in thousands)
Earnings:
Pre-tax income from continuing operations	$1,934	($860)	$2,633	$2,587	$288	($242)
Total fixed charges	166	143	104	74	126	107

Total earnings	$2,100	($717)	$2,737	$2,661	$414	($135)

Fixed charges:
Interest expense	$1	$—	$—	$—	$—	$—
Estimation of interest within rental expense	165	143	104	74	126	107

Total fixed charges	$166	$143	$104	$74	$126	$107

Ratio of earnings to fixed charges	12.7	N/A	26.4	35.8	3.3	N/A

For FY 2012 and the first six months of FY 2016, we would have had to generate earnings of $860 thousand and $242 thousand, respectively, in order to have a ratio of earnings to fixed charges of 1 to 1.